# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KORE Group Holdings, Inc., CIK 0001855457
CUSIP: 50066V305
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1155 Perimeter Center West, 11th Floor, Atlanta, Georgia (GA), 30338
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0001268944
Persons authorized to receive notices and communications: Kostas Sofronas, 888 Boylston Street, Suite 1600, Boston, Massachusetts (MA), 02199, (617) 859-2959

## Reporting persons
- ABRY Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ABRY Partners VII Co-Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ABRY Investment Partnership, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ABRY Senior Equity IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ABRY Senior Equity Co-Investment Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ABRY Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Royce Yudkoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peggy Koenig: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jay Grossman (CIK 0001268944): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: KORE Group Holdings, Inc.
Address of issuer's principal executive offices: 1155 Perimeter Center West, 11th Floor, Atlanta, Georgia (GA), 30338
Comment: This Statement constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on March 2, 2026 (the "Initial Schedule 13D" and, as hereby amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall maintain the meanings herein as are ascribed to such terms in the Initial Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Schedule 13D is hereby amended and supplemented to incorporate the following at the end thereof:

On July 21, 2026, pursuant to the terms of the Merger Agreement, the Merger was consummated with the Issuer continuing as the surviving corporation ("Surviving Corporation"). Pursuant to the previously disclosed Voting, Support and Rollover Agreements, each of ABRY Partners VII, L.P. and ABRY Partners VII Co-Investment Fund, L.P. contributed their respective shares of Common Stock to Parent immediately prior to the Effective Time of the Merger, in exchange for interests in Parent. At the Effective Time, shares of Common Stock not held by Parent were cancelled, as applicable, pursuant to the terms of the Merger Agreement and converted into the right to receive an amount in cash equal to $9.25 per share, without interest and subject to any applicable withholding taxes.

After giving effect to the Merger, Parent holds all of the outstanding common stock of the Surviving Corporation. Parent is managed by a board of directors, which the Reporting Persons do not control and, accordingly, none of the Reporting Persons have beneficial ownership of any common stock of the Surviving Corporation.

The Common Stock was suspended from trading on the New York Stock Exchange ("NYSE") prior to the opening of trading on July 21, 2026. In addition, NYSE has filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 to delist and deregister Common Stock from NYSE. As a result, the Common Stock will no longer be listed on NYSE.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) and (e) of the Initial Schedule 13D are each hereby amended and restated in their entirety as follows and as set forth in subsections (b), (c) and (e) hereof:

The responses of the Reporting Persons set forth in rows (11) and (13) of the cover pages of this Amendment No. 1 are incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons set forth in rows (7) through (10) of the cover pages of this Amendment No. 1 are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference into this Item 5(c).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On July 21, 2026, as a result of the transactions described in Item 4 of this Amendment No. 1, each of the Reporting Persons ceased to beneficially own any outstanding shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 24 Joint Filing Agreement, dated as of January 7, 2022, by and among the Reporting Persons (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 7, 2022)

## Signatures
- ABRY Partners VII, L.P.: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (07/21/2026)
- ABRY Partners VII Co-Investment Fund, L.P.: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (07/21/2026)
- ABRY Investment Partnership, L.P.: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (07/21/2026)
- ABRY Senior Equity IV, L.P.: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (07/21/2026)
- ABRY Senior Equity Co-Investment Fund IV, L.P.: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (07/21/2026)
- ABRY Partners II, LLC: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (07/21/2026)
- Royce Yudkoff: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (07/21/2026)
- Peggy Koenig: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (07/21/2026)
- Jay Grossman: /s/ Kostas Sofronas, Kostas Sofronas / Attorney-in-Fact (07/21/2026)